Room 4561

September 8, 2006

Michael Flannery
Chairman, President and CFO
Pope & Talbot, Inc.
1500 SW 1st Avenue, Suite 200
Portland, OR 97201

      Re: Pope & Talbot, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 31, 2006
              Form 8-K Filed May 10, 2006
              Form 8-K Filed August 3, 2006
              File no. 1-07852

Dear Mr. Flannery:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Very truly yours,

                Kathleen Collins
                Accounting Branch Chief